Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147574

PROSPECTUS
5,894,615 Shares of ZVUE Corporation Common Stock

The shares of common stock offered by this prospectus are being sold by the selling stockholders.

The shares of common stock offered by this prospectus consist of:

•	4,540,422 shares of common stock issuable upon conversion of Senior Secured Convertible Debentures;

•	803,347 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures;

•	550,846 issued in connection with acquisitions; and

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is quoted on The NASDAQ Capital Market under the symbol “ZVUE.”

The last sale price of our common stock on February 6, 2008 was $1.22 per share.

Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 7, which describes some factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 15, 2008.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	7

FORWARD-LOOKING STATEMENTS	17

USE OF PROCEEDS	17

SELLING STOCKHOLDERS	17

PLAN OF DISTRIBUTION	25

INCORPORATION BY REFERENCE	27

LEGAL MATTERS	27

WHERE YOU CAN FIND MORE INFORMATION	27

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	28

You should rely only on the information contained in this prospectus and in any prospectus supplement we file after the date of this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell any shares of common stock in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus or any supplement is accurate as of the date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

We urge you to carefully read this entire prospectus, including the financial statements and the information that is incorporated by reference into this prospectus. You should carefully consider the information discussed under “Risk Factors” before you decide to purchase any of our securities. All references to “we,” “us” or “the Company” mean ZVUE Corporation and its wholly owned subsidiaries.

Corporate History

We were organized in the state of Nevada on February 3, 2003 as Vika Corp. On February 8, 2006, we merged with and into a wholly owned Delaware subsidiary for the sole purpose of changing the state of our incorporation to Delaware from Nevada. On February 10, 2006, HHE Acquisition, Inc., our newly formed wholly owned California subsidiary, merged with and into Handheld Entertainment, Inc., a private California corporation. Upon closing of the merger, Handheld Entertainment, Inc. became our wholly owned subsidiary and we succeeded to Handheld Entertainment, Inc.’s line of business as our sole line of business. In connection with the merger, Handheld Entertainment, Inc. changed its name to HHE Corp. and we changed our name to Handheld Entertainment, Inc. On April 12, 2006, HHE Corp. merged with and into us. On October 31, 2007, we changed our name to “ZVUE Corporation” from “Handheld Entertainment, Inc.”

Overview

Our mission is to provide 18-35 year olds with video entertainment content on the screens that most matter to them. Our library of video content comes to us from both our network of user-generated video sites, which house more than 850,000 videos that are created by users, and our commercial content providers who have contracted with us to provide us with approximately 12,000 commercially produced videos. We have acquired eBaumsWorld.com, PutFile.com, Dorks.com, HolyLemon.com, FunMansion.com, YourDailyMedia.com, and UnOriginal.co.uk and we have built ZVUE.com, our commercial web site. Our commercial content is supplied by many commercial content providers, including Sony BMG Music Entertainment, Showtime, International Marketing Group, National Lampoon, Canadian Broadcasting Corporation and others. We also have over two million songs available for download through our strategic relationships with content providers, eMusic and Rhapsody. Our goal is to provide both commercial and user-generated content to our audience on PCs and mobile devices, which we believe are the screens that most matter to them. Our business model is to aggregate both commercial and user-generated content with a focus on humor, extreme sports and music videos and monetize the resulting traffic to these websites by selling pre & post roll, skyscraper and banner ads.

On October 31, 2007, we acquired eBaumsWorld.com. We believe that eBaumsWorld.com has become one of the world’s largest online publishers of humor related content, and as one of the pioneers in the field of user generated content, we believe that ebaumsworld.com has earned a following among its community of users and contributors. Recent press reports attesting to its success include articles in Men’s Journal, Wired Magazine and Maxim Magazine and the Howard Stern Radio Show. The site has also been nominated for the nationally televised VH1 Internet Comedy award, awarded the #1 spot in FHM Magazine’s “Top 100 Ultimate Websites Guide” and recognized as one of the 10 funniest sites on the web PC World magazine. eBaumsWorld.com has many strategic relationships in place including with such well-known media companies as Facebook, Harper Collins, Fox Television Studios, Inc., and Sprint.

In addition to our digital media business, we produce our own portable media devices which are sold in mass market distribution under our ZVUE brand. We manufacture products that are value priced and focus on price points at or below $99. Our ZVUE devices have been designed to be compatible with virtually all formats of content ranging from “digital rights management” protected commercial content to user generated content all from our network of sites.

We presently sell the ZVUE 250 and ZVUE 260 models of our personal media player, or PMP, with a suggested retail price of $99, as well as an MP3 player, which comes pre-loaded with music content provided by Sony BMG. In July 2007, we launched a new media player, the ZVUE 260, which is the smallest and lightest ZVUE yet, at 4.16- X 2.4- X 0.5-inches and 3.93 ounces.

Our principal executive offices are located at 612 Howard Street, Suite 600, San Francisco, California 94105 and our telephone number is (415) 495-6470. Our website address is www.zvue.com. The website does not form a part of this prospectus.

Recent Developments

On October 31, 2007, our wholly owned subsidiary, EBW Acquisition, Inc., acquired all of the business and assets of eBaum’s World, Inc., including without limitation, all of eBaum’s World’s right, title and interest in eBaumsWorld.com pursuant to an asset purchase agreement by and among EBW Acquisition, eBaum’s World and us. On October 15, our earnest money deposit, consisting of 261,438 shares of our common stock valued by the parties at $400,000 and $350,000 were released to eBaum’s World. At the closing, we paid eBaum’s World $14,250,000 in cash and placed 2,885,056 shares of our common stock in escrow. Such 2,885,056 shares consisted of 1,635,056 shares (valued at $2.5 million) that are subject to forfeiture if Eric Bauman, the founder of eBaum’s World, is not continually employed by EBW Acquisition for 36 months following the closing date, and the remaining 1,250,000 shares of common stock (which amount was subject to adjustment following the closing date, as described below) would be released from escrow in 23 monthly installments commencing on December 31, 2007, subject to reduction if the minimum net revenue threshold described below is not achieved. Pursuant to the asset purchase agreement, and as part of the purchase price for the assets, on November 15, 2007 we placed an additional 740,605 shares of our common stock into escrow, resulting in an aggregate of 1,990,605 shares of our common stock (valued at $5 million) that are to be released in 23 monthly installments, as described above. The total purchase price for the assets, including the shares issued on November 15, 2007, the amounts paid at closing and the deposit, was $22.5 million in cash and shares. We may also be required to pay eBaum’s World additional payments of up to $30 million in a combination of cash and shares of our common stock, subject to achievement of certain performance milestones. Our asset purchase agreement with eBaum’s World provides that, if net revenues (as defined therein) from the acquired business for the period from July 1, 2007 through June 30, 2008 do not exceed $5 million, then we shall have the right, subject to certain limitations, to reduce the purchase price by not paying $2.5 million dollars worth of either the $2.5 million dollar quarterly cash payments described below, or the $5 million monthly stock payments described above, or any combination thereof, at our option.

The $30 million of possible additional payments consists of (i) up to $2.5 million in cash payable in six quarterly installments within 10 days of the end of each of the six consecutive quarters beginning with the quarter ended December 31, 2007, subject to reduction if the minimum net revenue threshold described above is not achieved and (ii) $27.5 million in potential “earn out” payments in a combination of cash and common stock dependent upon the operating and financial performance of the acquired business during fiscal 2007, 2008 and 2009. The potential cumulative “earn out” for fiscal 2007, 2008 and 2009, will not exceed approximately $9.2 million, $18.3 million and $27.5 million, respectively, and in no event will the “earn out” payments for the entire “earn out” period exceed $27.5 million in the aggregate. The calculation of the annual “earn out” payment will be calculated as follows:

(a)	first, take the number of annual “page views” of ebaumsworld.com as reported by Google Analytics for the applicable year divided by 1,000 and multiplied by $1.55;

(b)
second, take the result of (a) and subtract certain operating expenses associated with operation of the business of eBaum’s World (the calculated pro forma EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is less than $3.6 million, $4 million and $5.7 million for fiscal 2007, 2008 or 2009, respectively, then there shall be no “earn-out” payment for such year).

(c)	third, multiply the result of (b) by 6;

(d)	fourth, subtract $20 million from the product of (c) to arrive at the annual “earn-out amount;” and

(e)
finally, the actual “earn out” payment to eBaum’s World for the relevant year of the “earn out” period will equal the lesser of (i) the “earn out amount” for the relevant year of the “earn out” period plus the “earn-out amounts” for any prior years of the “earn-out” period less the amount of any “earn out” payments from prior years, and (ii) the potential cumulative “earn out” for the relevant year less the amount of any “earn out” payments from prior years.

The “earn out” will be payable 40% in cash and approximately 60% in a number of shares of our common stock equal to (i) the amount of such “earn out” payment payable in common stock, divided by (ii) the average of the closing prices of our common stock on the Nasdaq Capital Market for the ten (10) consecutive trading days immediately following the date on which such amount is conclusively determined. However, eBaum’s World may elect to receive all or any portion of the “earn-out” that is otherwise payable in cash in shares of our common stock instead.

The price of our common stock around the time that “earn-out” payments are to be made cannot be known at this time, therefore an indeterminate number of shares of common stock may be issued pursuant to the “earn-out” provisions. The lower our stock price is at the relevant times, the greater the number of shares of our common stock we must issue as part of any “earn-out” payment, and there is no cap with respect to the number of shares that may be issued. The following tables demonstrate the number of shares of our common stock that would be issued to eBaum’s World assuming approximately 60% of the potential cumulative “earn out” for each year of the “earn out” period, was paid in shares of common stock at 100%, 50% and 25% levels of achievement:

2007 Potential Cumulative “Earn-Out” payable in Shares of Stock — $5,500,000

	Stock Consideration for	Stock Consideration for	Stock Consideration for
Average Stock	100% Achievement of	50% Achievement of	25% Achievement of
Price	Earn Out	Earn Out	Earn Out
$ 0.50	11,000,000	5,500,000	2,750,000
$ 1.00	5,500,000	2,750,000	1,375,000
$ 2.00	2,750,000	1,375,000	687,500
$ 3.00	1,833,334	916,667	458,333
$ 4.00	1,375,000	687,500	343,750
$ 5.00	1,100,000	550,000	275,000

2008 Potential Cumulative “Earn-Out” payable in Shares of Stock — $11,000,000

	Stock Consideration for	Stock Consideration for	Stock Consideration for
Average Stock	100% Achievement of	50% Achievement of	25% Achievement of
Price	Earn Out	Earn Out	Earn Out
$ 0.50	22,000,000	11,000,000	5,500,000
$ 1.00	11,000,000	5,500,000	2,750,000
$ 2.00	5,500,000	2,750,000	1,375,000
$ 3.00	3,666,667	1,833,334	916,667
$ 4.00	2,750,000	1,375,000	687,500
$ 5.00	2,200,000	1,100,000	550,000

2009 Potential Cumulative “Earn-Out” payable in Shares of Stock — $16,500,000

	Stock Consideration for	Stock Consideration for	Stock Consideration for
Average Stock	100% Achievement of	50% Achievement of	25% Achievement of
Price	Earn Out	Earn Out	Earn Out
$ 0.50	33,000,000	16,500,000	8,250,000
$ 1.00	16,500,000	8,250,000	4,125,000
$ 2.00	8,250,000	4,125,000	2,062,500
$ 3.00	5,500,000	2,750,000	1,375,000
$ 4.00	4,125,000	2,062,500	1,031,250
$ 5.00	3,300,000	1,650,000	825,000

The “earn out” amount will only be issuable to the extent that the business of eBaum’s Worlds meets certain minimum thresholds. The “earn-out” payments which may be paid to eBaum’s World are based on its achievement of certain pro forma EBITDA (Earnings Before Interest Tax Depreciation and Amortization) targets subject to certain minimum thresholds. Should the business not achieve the minimum threshold, there will be no payment due to former owners of the business. The EBITDA targets are based on the historical and projected performance of the business focused on the number of pages served at eBaum’s World’s website, ebaumsworld.com, the projected and actual ad rates achieved and the amount of operating expense actually incurred by the business.

The entire “earn out” of $27.5 million less any “earn out” payments previously paid shall become immediately due and payable to eBaum’s World in the event that, prior to the expiration of the “earn out” period, any of the following conditions are met:

•	all or substantially all of the assets of EBW Acquisition are sold, transferred or assigned,

•	50% or more of the voting capital stock of EBW Acquisition is sold, transferred or assigned to an unaffiliated third party in a single transaction or a series of transactions,

•	EBW Acquisition is merged with or into another entity such that EBW Acquisition is not the surviving entity nor the owner of greater than 50% of the voting equity interests of such surviving entity,

•	EBW Acquisition materially changes the operation of, or ceases to conduct, its business in substantially the same manner as conducted as of the date of the asset purchase agreement,

•
we are delisted from the Nasdaq Capital Market, and not listed on a similar national stock exchange or over-the-counter market within 60 days, or we are the subject of any delisting notice or action which is not dismissed or discharged within 60 days, or

•	EBW Acquisition terminates the employment of Eric Bauman without cause.

We have agreed with YA Global Investments, L.P. that, we shall not make a payment of any cash “earn out” under the asset purchase agreement with eBaum’s World made at a time when the outstanding principal amount of the Senior Secured Convertible Debentures (as described below) held by YA Global Investments exceeds $8 million, unless (a) we meet certain cash flow benchmarks at such time and (b) we make a special redemption payment to YA Global Investments equal to the amount of the cash portion of such “earn out” payment which special redemption payment is payable in cash or, subject to satisfaction of certain conditions, in shares of our common stock.

We entered into a registration rights agreement with eBaum’s World whereby we agreed to register all shares of common stock issued in connection with the acquisition, except for the 1,635,056 shares subject to forfeiture. We are registering the resale of 550,846 shares of our common stock that were issued to eBaum’s World, pursuant to the registration statement of which this prospectus forms a part.

In order to finance the cash portion of the purchase price of the assets of eBaum’s World and to provide working capital, on October 31, 2007, we sold $23,000,000 principal amount of Senior Secured Convertible Debentures to YA Global Investments, L.P. pursuant to a Securities Purchase Agreement, dated August 2, 2007, by and between YA Global Investments and us. In connection with the sale of such Senior Secured Convertible Debenture, we issued YA Global Investments (i) 680,000 shares of our common stock as part of a commitment fee, (ii) warrants to purchase 3,026,316 shares of our common stock at an exercise price of $1.90 per share and (iii) warrants to purchase 2,751,196 shares of our common stock at an exercise price of $2.09 per share. Commencing on March 3, 2008, we are required to make monthly repayments of principal equal to $638,889 plus accrued interest in cash or in shares of our common stock, at our option. If we elect to make payments in cash will be required to pay a redemption premium equal to 10% of the principal amount being paid in cash. We may make monthly repayments of principal and interest in shares of our common stock by converting such amount into shares of our common stock at a conversion price equal to the lesser of (i) $1.90 per share or (ii) the price that shall equal 90% of the lowest volume-weighted average price of our common stock during the 10 consecutive trading days immediately preceding the payment date. The Senior Secured Convertible Debentures are convertible into shares of our common stock at a fixed conversion price of $1.90 per share at the holder’s option. The Company may not effect any conversion of the Senior Secured Convertible Debentures or any exercise of the related warrants that would result in the holder thereof owning in excess of 9.99% of our common stock, unless waived by the holder upon 65 days prior notice. We paid YA Global Investments a cash commitment fee of $1,150,000 in connection with the sale of the Senior Secured Convertible Debentures. We granted YA Global Investments a first prior security interest in all of our assets and the assets of our subsidiaries in order to secure repayment of the Senior Secured Convertible Debenture.

In addition, On October 31, 2007, we sold an aggregate of $5,124,170 principal amount of Junior Secured Convertible Debentures to certain accredited investors, including Eric Bauman, the founder of eBaum’s World, and Carl Page, our chief technology officer and a member of our board of directors. In connection with the sale of the Junior Secured Convertible Debentures, we issued the purchasers (i) warrants to purchase an aggregate of 674,234 shares of our common stock at an exercise price of $1.90 per share and (ii) warrants to purchase an aggregate of 612,942 shares of our common stock at an exercise price of $2.09 per share. Commencing on March 13, 2008, we are required to make monthly repayments of principal equal to $142,338 plus accrued interest in cash or in shares of our common stock, at our option. If we elect to make payments in cash will be required to pay a redemption premium equal to 10% of the principal amount being paid in cash. We may make monthly repayments of principal and interest in shares of our common stock by converting such amount into shares of our common stock at a conversion price equal to the lesser of (ii) the price that shall equal 90% of the lowest volume-weighted average price of our common stock during the 10 consecutive trading days immediately preceding the payment date. The Junior Secured Convertible Debentures are convertible into shares of our common stock at a fixed conversion price of $1.90 per share at the holder’s option. The Company may not effect any conversion of the Junior Secured Convertible Debentures or any exercise of the related warrants that would result in the holder thereof owning in excess of 9.99% of our common stock, unless waived by the holder upon 65 days prior notice. We granted the purchasers a subordinate security interest in all of our assets and the assets of our subsidiaries in order to secure repayment of the Junior Secured Convertible Debentures.

We paid the Chicago Investment Group a placement agent fee consisting of (i) $73,500 in cash and (ii) warrants to purchase 19,342 shares of our common stock at an exercise price of $1.90 per share and warrants to purchase 17,584 shares of common stock at an exercise price of $2.09 per share, in connection with the offering of the Junior Secured Convertible Debentures and the related warrants.

We estimate that the total value of all repayments and issuances to YA Global Investments and the purchasers of the Junior Secured Convertible Debentures (including Eric Bauman and Carl Page, among others) is approximately $23,385,691 in addition to the $28,124,170 aggregate principal amount of such debentures, assuming that we make all monthly repayments of principal and interest in shares of our common stock and the market price of our common stock at all relevant times throughout the entire term of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures is equal to $2.89 per share, which was the market price of our common stock on the October 31, 2007 closing date of our sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures. Such total value includes: (i) a cash and stock commitment fee paid to YA Global Investments with an aggregate value of $3,115,200, (ii) $3,751,976 in interest payments over the term of all of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures, (iii) placement agent fees consisting of cash and warrants paid to the Chicago Investment Group having an aggregate value of $176,892; (iv) $1,687,450 potential maximum aggregate registration rights related liquidated damages payments; and (v) $14,654,173 in total possible profits from the resale of common stock received upon conversion of the Senior Secured Convertible Debenture and the Junior Secured Convertible Debentures. Does not include the $6,388,071 of possible profit that the purchasers of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures may realize from the sale of common stock issuable upon exercise of warrants issued in connection with such debentures, assuming that such purchasers can dispose of the shares of common stock issuable upon exercise of such warrants for $2.89 per share, which was the market price of our common stock on October 31, 2007.

We received aggregate gross proceeds of $28,124,170 in connection with the sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures. All shares of our common stock and other securities issued in connection with the acquisition and the related financing transactions were issued pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. In the event that we incur the maximum possible amount of cash interest and registration rights related liquidated damages, our net proceeds from the sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures will be approximately $11,746,920. Such net proceeds consist of our gross proceeds less: (i) a cash committment fee paid to YA Global Investments of $1,150,000; (ii) $3,751,976 in interest payments over the term of all of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures; (iii) $73,500 of cash placement agent fees paid to the Chicago Investment Group; (iv) $1,687,450 potential maximum aggregate registration rights related liquidated damages payments; and (v) estimated expenses of the offering of approximately $1.1 million. If and to the extent that we choose, or are required, to repay principal amounts of the Senior Secured Convertible Debentures and/or Junior Secured Convertible Debentures with cash rather than shares of our common stock, then our net proceeds will be further reduced by up to $2,812,417 of redemption premiums and $28,124,170 of cash principal repayments. Similarly, our net proceeds will be increased if and to the extent that we pay less than the maximum possible amount of cash interest (either by paying interest in shares of our common stock or by repaying the debentures ahead of schedule) or do not incur the maximum possible registration rights related liquidated damages. To the extent that the holders of the warrants issued in connection with the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures elect to exercise such warrants, our net cash proceeds will be increased by the aggregate exercise price paid, which may be up to $14,135,593 if all such warrants are exercised.

We entered into separate registration rights agreements with YA Global Investments, on the one hand, and the investors in the Junior Secured Convertible Debentures, on the other hand, to register the shares of common stock issuable upon conversion of the Senior Secured Convertible Debentures, the Junior Secured Convertible Debentures and the various warrants issued in connection therewith. We are registering 4,540,422 shares of common stock underlying the Senior Secured Convertible Debentures, and 803,347 shares underlying the Junior Secured Convertible Debentures, pursuant to the registration statement of which this prospectus forms a part.

The foregoing does not purport to be a complete summary of the terms of the acquisition or the related financing transactions and reference is made to our Current Report on form 8-K, filed with the Securities and Exchange Commission on November 5, 2007, and our definitive Notice of Consent Solicitation and Consent Solicitation Statement filed with the Securities and Exchange Commission on October 18, 2007.

The Offering

Common stock offered by the selling stockholders
5,894,615 shares of common stock including: (i) 550,846 shares of common stock, (ii) 4,540,422 issuable upon conversion of the Senior Secured Convertible Debentures and (iii) 803,347 issuable upon conversion of the Junior Secured Convertible Debentures.

Common stock outstanding after this offering	28,800,512
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling security holders.

Public Market	Our common stock is quoted on The NASDAQ Capital Market under the symbol “ZVUE”.
Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 5   of this prospectus before deciding whether to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on 23,456,743 shares outstanding as of January 25, 2008, which excludes the following:

•	up to 11,298,750 shares of common stock issuable upon exercise of outstanding warrants, at a weighted average exercise price of $2.71 per share;

•
9,458,437 shares issuable upon conversion of  t he Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures that  are not included in this offering, assuming a conversion price of $1.90 at all relevant times;

•
up to 1,723,110 shares of common stock issuable upon exercise of outstanding options granted under our 2003 Stock Option/Stock Issuance Plan and our 2007 Incentive Stock Plan, with a weighted average exercise price of $1.35   per share;

•	up to 1,926,101 shares of common stock reserved for future issuance for future option grants under our 2003 Stock Option/Stock Issuance Plan and our 2007 Incentive Stock Plan;

•	up to 186,306 shares of common stock issuable upon conversion of outstanding convertible promissory notes, not including accrued, but unpaid interest thereon and other amounts due on the notes.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment. Unless otherwise indicated, all references in this prospectus to “ZVUE,” “we,” “us” and “our” refer to ZVUE Corporation and its subsidiaries.

Risks Relating to Our Business

If the costs that advertisers are willing pay for internet advertising declines, revenues from our network of content websites, including ebaumsworld.com, will be negatively effected.

We generate revenues from our network of content websites from the sale of advertising space. If the costs that advertisers are willing to pay for Internet advertising generally, or for content sharing websites in particular, declines, then the revenues and financial condition of our content business will be negatively effected.

If our websites do not continue to attract unique visitors, then our ability to continue generating advertising revenue may be impaired.

Our ability to generate advertising and other revenues is predicated on our ability to attract traffic to our network of websites. Historically, we have been able to increase traffic to our websites by offering user-generated content that attracts unique visitors. Due to increased offerings of, and competition among, content-sharing websites, it may be more difficult for us to continue to attract and increase the number of unique viewers to our websites. It is also possible that users may not continue to submit the same quality and quantity of content as historically provided. If traffic to our websites declines, then our ability to generate revenues will be impaired.

If consumers do not continue to visit our websites, our revenues may decline and we may be forced to revise our business plan.

The success of our business is largely dependent on the continued demand for, and growth of, user-generated web content, flash games, jokes and other related content and acceptance and use of our current and intended product and service offerings by consumers. To a certain extent, these factors are out of our control. In the event that the popularity of viewing user-generated web content decreases or the growth of this industry slows, our revenues may decline and we may be forced to significantly revise our business operations.

Changes in laws governing the Internet could prohibit or impair our ability to conduct our user-generated content business or subject us to burdensome regulation.

Our online user-generated content business is not currently subject to direct regulation by any governmental agency, other than such laws as are applicable to similar businesses in general. In the future, federal, state, local and/or foreign governments may enact legislation or approve regulations that prohibit or impair our ability to continue to obtain content in our current manner and/or offer our services and products in their current format or at all. Any future governmental regulation may have a detrimental effect on our user-generated content business, overall operations and financial results and us to unanticipated costs.

We may be subject to intellectual property rights claims, which are costly to defend and could require payment of damages.

We may have copyright claims filed against us by third parties alleging that certain content available on our websites infringe their rights. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements or orders preventing us from offering certain functionalities, and may also result in a change in our business practices, which could result in a loss of revenue or otherwise harm our business. In addition, any time one of our websites links to or hosts material in which others allegedly own copyrights, we face the risk of being sued for copyright infringement or related claims. Because our online user-generated content business comprises a significant part of our overall operations, the risk of harm from such lawsuits could be substantial.

Our online user-generated content business faces intense competition from other user generated content sharing websites.

While we are currently aware of other websites that offer products and/or services similar to those offered by us (e.g., YouTube.com), there may also exist, or may in the future be developed, any number of additional content sharing websites that offer content, products and/or services similar to those offered by us. It is possible that other businesses in the industry will have greater capital, marketing and other resources than we do. There can be no assurances that the websites already offering content, products and/or services similar to those offered by us, or other businesses developing such products and/or services, will not offer such products and/or services in a more favorable format or with greater success than us.

Since Wal-Mart and a new customer represented approximately 35% and 30% of our revenues for the nine months ended September 30, 2007, respectively, if they were no longer our customers, demanded different terms, or did not accept our future planned models, that would have a negative impact on our revenues.

Wal-Mart and our new customer currently are, and for the foreseeable future are expected to remain, our largest customers. Wal-Mart represented approximately 35% of our revenues during the nine months ended September 30, 2007, and our new customer represented approximately 30% of our revenues during the same period. While we plan to aggressively expand our ad-based model to diminish hardware sales as a percentage of our total revenue and market the ZVUE to other major retailers, we may not be successful in developing our content model and other major retailers may not take on the ZVUE product line. Consequently, our short-term business plan depends to a significant extent on continuing our relationship with Wal-Mart and this new customer, which may not happen. We do not have any long term or supply agreement for the sale of our products to Wal-Mart and this new customer and our business plans are based upon estimates for orders from Wal-Mart and this new customer that could be inaccurate. In addition, having virtually all of our hardware business concentrated in two customers also entails the risk that such customers may demand price concessions and other terms that could prevent us from operating profitably, and could subject us to the risks affecting that customers business.

The majority of our sales to Wal-Mart, our largest customer during 2006, were of our ZVUE Model 200 and our MP3 player. The majority of our orders shipped to Wal-Mart during 2007 were our MP3 player. There can be no assurance that Wal-Mart will accept our additional models if, and when, our shipments of future models commence, or that if ordered, such products will be accepted by Wal-Mart as successfully as our ZVUE 200, 250 or the MP3 player.

In addition, Wal-Mart maintains its own pay music download service that could compete with our download business and impact sales of our PMP devices.

We have experienced losses to date, and, as of our last audit at the end of 2006, our independent registered public accounting firm expressed doubt about our ability to continue as a going concern.

There can be no assurance that we will be able to achieve or sustain profitability or positive cash flow. Based on our history of losses, our independent registered public accounting firm has stated in their report accompanying their audit of our 2006 year-end financial statements that there was substantial doubt about our ability to continue as a going concern. If we are unable to generate sufficient capital through operations or financing, then we will not be able to continue operating our business.

We face intense competition from both PMP manufacturers and content distributors and if customers do not choose our products or our content delivery methods, pricing or offerings over those of our competitors, then our revenues would be negatively impacted.

The handheld entertainment market in which we operate, which includes portable video players, portable stereos, game players, MP3 and CD players and, to a limited degree, personal digital assistants (PDAs) and wireless phones, is very competitive. The content delivery business in which we operate also is very competitive. Consumers have many devices to choose from and many content providers to choose from, such as Apple, Microsoft, Napster, Musicmatch, RealAudio, and Wal-Mart, and we must compete with these devices and services in order to sell our media devices and generate revenues from content, including video content.

Several companies, including Apple, Microsoft, Nintendo, Nokia, Sony, Samsung, Toshiba and Creative Labs, have released, or announced that they are developing, handheld devices featuring digital video playback similar to that offered by us and planned in the future. We cannot guarantee that consumers will choose to purchase our media devices, or purchase content through our service, instead of other handheld devices or from other content companies. We also face competition from traditional media outlets such as television (including cable and satellite), radio (terrestrial and satellite), CDs, DVDs, videocassettes and others, and may in the future face competition from new or as yet unknown sources, such as broadband telephone providers. Emerging Internet media sources and established companies entering into the Internet media content market include Time Warner’s AOL subsidiary, Microsoft, Apple, Google, Yahoo! and broadband Internet service providers who can be expected to be significant competitors. We expect this competition to become more intense as the market and business models for Internet video content to mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than we can and may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully.

Many of our competitors or potential competitors in both devices and content, have significantly greater financial, technical and marketing resources than we do. They may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to developing, promoting and selling their products and services than we can.

If our suppliers are unable to meet our manufacturer’s requirements, then we will need to reduce the number of our media devices available to our distributors, which would decrease our revenues.

Our media devices contain components, including liquid crystal displays, memory chips and microprocessors, from a variety of suppliers. In order for us to have the devices manufactured, these components must be available at the right level of quality and at the right price. Some components, such as microprocessors, come from single-source suppliers, and alternative sources would not be available for those components unless we were to redesign the device. Other components, such as our screens, could be obtained from alternative suppliers without redesign, but only at higher prices than we currently pay or for delivery later than required by our production schedule. If suppliers are not able to provide these critical components on the dates and at the prices scheduled, our sole-source manufacturer, Eastech may not be able to promptly and cost-effectively manufacture the devices in sufficient quantities to meet our demand, which would decrease our revenues.

If consumers do not embrace our products, then our revenues will decline.

We have assumed that there is substantial and growing consumer demand for PMP and MP3 devices priced under $99, on which assumption our business model is substantially reliant. Because our distribution to date has also been largely concentrated in Wal-Mart, which represented approximately 35% of our revenues during the nine months ended September 30, 2007, and a new customer, which represented approximately 30% of our revenues during the same period,our products and content may not achieve the mass market appeal and success on which we have based our plans. Our success is significantly dependent upon the accuracy of our price and positioning assumptions and various other assumptions including design, functionality, and consumer acceptance.

The market for products that enable the downloading of media and personal music/video management is still evolving. We may be unable to develop sufficient demand to take advantage of this market opportunity. We cannot predict whether consumers will adopt or maintain our products as their primary application to play, record, download and manage their digital content. Our inability to achieve or maintain widespread acceptance or distribution of our products would negatively impact our revenue.

Failure to develop consumer recognition of our products could limit the demand for our ZVUE media devices, resulting in less than expected sales.

We believe that continuing to strengthen our brand will be critical to increasing demand for, and achieving widespread acceptance of, our ZVUE media devices. We also believe that a strong brand, such as those offered by many competitors, offers an advantage to those competitors with better name recognition than ours. Various well-recognized brands have introduced players, and our PMP and MP3 products may be viewed as late to the portable media player market, a significant competitive disadvantage. Promoting our brand will depend largely on our marketing efforts and whether we are able to secure rights to desirable content. There is no guarantee that our marketing efforts will result in increased demand for our products or greater customer loyalty, and even if they do, that we will generate increased revenues or profitability due to requirements for enhanced marketing efforts and costs to attract and retain consumers.

If we were to lose the services of members of our senior management team, then we may not be able to execute our business strategy.

Our success depends in large part upon the continued service of key members of our senior management team, which includes Jeff Oscodar, our Chief Executive Officer and President, and Carl Page, our Chief Technology Officer. The loss of any of our senior management or key personnel could seriously harm our business and prospects.

If we are not able to manage our product return rate at acceptable levels, then gross margin will decline.

Our strategy of appealing to a mass market with low prices requires that our products be easy to use. We have experienced return rates that are higher than acceptable to us, and may exceed return rates experienced by competing brands, but which we believe are in line with acceptable levels of returns for our product category. We cannot guarantee that we will be successful in reducing our return rates, resulting in lower gross margins.

Major retailers purchasing electronic equipment require buy-back protections, which could materially impair our cash flow.

Major retailers, such as Wal-Mart, may require manufacturers and distributors to provide them various inventory and price protections and incentives. Major retailers may require a variety of protections, including holdbacks on payment, reducing the price paid if the retailer cannot sell the product or the product requires discounting, or requiring the manufacturer to buy back unsold goods. If our products do not sell as well as we or retail distributors anticipate, such protections could lead to excess inventory and costs, and our becoming subject to significant holdback and repayment obligations, which may be arbitrary and difficult or impossible to contest without jeopardizing our relationship with a retailer. We may be unable to recover from our manufacturers any amounts that we will be required to pay or allow to our retailers. Accordingly, these obligations could significantly impair our cash flow, revenues and financial condition.

Since our media device products are manufactured overseas, changes in political or economic conditions in those countries could affect our ability to manufacture products in compliance with our distributor’s schedules.

Because our manufacturers ’ factories are overseas, our business is subject to risks associated with doing business internationally. Accordingly, our ability to distribute the product could be harmed by a variety of factors, including changes in foreign currency exchange rates, changes in the political or economic conditions in China or elsewhere, trade-protection measures, import or export licensing requirements, delays in shipping, potential labor activism, inclement weather, difficulty in managing foreign manufacturing operations and less effective protection of intellectual property.

Our relationship with our contract manufacturers may not continue into the future, and unforeseen events may result in our relationship ending or changing. An adverse change to these relationships could have a material adverse impact on our business and results of operations by, among other things, increasing our costs.

We have a limited operating history and therefore it is difficult to accurately make projections and forecasts.

We are an early stage company. We are devoting substantial efforts to establishing a new business that has not yet generated significant revenues in a new industry. As a result, we have no reliable operating history upon which to base our projections and forecasts.

We may not be able to adequately protect our proprietary rights, which would have an adverse effect on our ability to competitively manufacture and distribute our products on a world-wide basis.

Our ability to compete depends upon both internally developed technology and technology from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements, and protective contractual provisions. Despite these efforts, our applications for patents and trademarks relating to our business may not be granted and, if granted, may not provide us with any competitive advantages. Additionally, another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products. Further, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Our inability to adequately protect our proprietary rights would have an adverse impact on our ability to competitively manufacture and distribute our products on a world-wide basis.

We may be subject to claims that we have infringed the proprietary rights of others, which could require us to obtain a license, increasing our royalty expenses, or to change our products, resulting in higher development expenses.

Although we do not believe that any of our activities infringe the proprietary rights of others, we may be subject to claims that our intellectual property is invalid, or claims for indemnification resulting from infringement of intellectual property owned by others. Regardless of the merit of such claims or if such claims are valid or can be successfully asserted, or defended, such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may be unavailable on reasonable terms, or at all, which could force us to pay higher royalties or change our products or activities, which could result in higher development expenses.

Our anticipated growth could strain our resources.

We expect to grow at a rate that will place a significant strain on our managerial, operational and financial resources. To manage this growth, we will have to develop and install operational and financial systems, as well as hire, train and manage new employees, in addition to independent consultants. We may not be able to locate and hire the individuals we will need as our business grows. Conversely, our actual growth may be insufficient to justify expenses and obligations we may incur in seeking to manage our anticipated growth.

Our mobile product plans may not be realized and we may not be successful if consumers do not use mobile devices to access video digital media in addition to audio.

In order for our investment in the development of mobile video products to be successful, consumers need to adopt and use mobile devices for consumption of digital video media. Available video devices are not widely known or available at reasonable prices so consumers have not yet widely adopted products for video as they have for audio. If adoption does not significantly increase, our revenues would not increase to the levels we desire.

We rely on third-party content providers, who may not provide their content to us on advantageous terms or at all, which would affect the quality of our content offerings.

We contract with third parties to obtain content for distribution to our customers. We pay royalties/fees to obtain the necessary rights to lawfully offer these materials to our customers. Royalty rates associated with content are not standardized or predictable. Our licensing arrangements are generally non-exclusive and short-term and do not guarantee renewals. Some parties in the content industry have consolidated and formed alliances, which could limit the availability of, and increase the costs associated with acquiring rights to, content. Further, some content providers currently, or in the future may, offer music and video products and services that would compete with our music and video products and services, and could take action to make it more difficult or impossible for us to license or distribute content, such as imposing harsh usage rules restricting copying or other uses by our customers. If we are unable to offer a wide variety of content at reasonable rates, our revenues may be diminished.

If we are unable to continually license compelling digital content on commercially reasonable terms, then our customers may become dissatisfied and our gross margins may be negatively impacted.

We must continue to obtain fresh compelling digital media content for our video and music services in order to develop and increase revenue and overall customer satisfaction for our products and services. In some cases, we have paid and will continue to pay substantial fees in order to obtain premium content. We have limited experience determining what content will be successful with current and prospective customers. In addition, some of our content licensing agreements may have high fixed costs, and in the event that we do not renew these agreements these fixed costs may be lost. If we cannot obtain premium content on commercially reasonable terms, or at all, our gross margins may be negatively impacted.

Development delays or cost overruns may negatively affect the profitability of our products.

We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Also, our products may contain undetected errors, including security errors, that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance, and lead to disputes or litigation.

If our products are not able to support popular digital media formats, our sales will be substantially impaired.

The success of our products and services depends upon our interoperability and support for a variety of media formats and, to a lesser extent relating to our future plans, wireless formats. Technical formats and consumer preferences may change over time, and we may be unable to adequately address these changes or have proficiency with new and evolving formats. We may not be able to license technologies, like “codecs” — compression/decompression  — or DRM - digital rights management — technology, that are introduced, which inability would harm consumer and developer acceptance of our products and services.

Changes in network infrastructure, transmission methods and protocols, and broadband technologies could negatively impact our revenues.

Our products and services depend upon the means by which users access content over the Internet and will, to an increasing degree in the future, rely on wireless networks. If popular technologies, transmission methods and protocols change use of our technologies and products could decrease, and our operating results could be negatively impacted.

Development of new technologies, products and services for transmission infrastructure could increase our vulnerability to competitors by enabling the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources, and established relationships with media providers. Our current competitors may also develop relationships with, or ownership interests in, companies that have significant access to or control over the broadband transmission infrastructure or content that could provide them with a significant competitive advantage.

Standards for non-PC wireless devices have not been established and could diminish our sales if our products and technologies are not compatible with the new standards.

We do not believe that complete standards have emerged with respect to non-PC wireless and cable-based systems. If we do not successfully make our products and technologies compatible with emerging standards, we may miss market opportunities and our financial performance will suffer. If other companies’ products and services, including industry-standard technologies or other new standards, emerge or become dominant in any of these areas, or differing standards emerge in global markets, demand for our technology and products could be reduced or they could become obsolete.

Our operating results will suffer if our systems or networks fail, become unavailable or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends, in part, on the continued operation of our systems and networks and those of third parties. A significant or repeated reduction in the performance, reliability or availability of these information systems and network infrastructure could harm our ability to conduct our business, our reputation and our ability to attract and retain users and content providers. Problems with these systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters, power failures, intentional actions to disrupt our systems, and networks and many other man-made and natural causes. The vulnerability of our computer and communications infrastructure is enhanced because it is located in San Francisco, California, an area that is at heightened risk of earthquakes and fires. We do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

Our network is subject to security risks that could harm our reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any events that compromise our ability to transmit and store information and data securely, and any costs associated with preventing or eliminating such problems, could hurt our ability to distribute products and content and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. A successful attack or breach of security against us (or against a well-known third party) could hurt consumer demand and expose us to consumer class action lawsuits.

We may be subject to legal liability for the provision of third-party products, services or content, resulting in damages or penalties.

Our arrangements to offer third-party products, services, content or advertising could subject us to claims by virtue of our involvement in providing access to that information. Our agreements may not adequately protect us from potential liabilities. It is also possible that if information provided directly by us contains errors or is illegal, or is otherwise negligently provided to users, then we could be subject to claims (or prosecution). Investigating and defending these claims would be expensive, even if the claims are unfounded. If any of these claims results in liability, we could be required to pay damages or other penalties.

We may be liable for content displayed on our network of websites which could subject us to liabilities and increase our expenses.

We may liable to third parties for content available or posted on our websites, if the music, artwork, text, video or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory. Any claims by third parties resulting from content available or posted on our websites could be time consuming, result in costly litigation and divert management’s attention.

Risks Relating our common stock

We incurred $28,124,170 of indebtedness to finance the acquisition of eBaumsWorld.com and for working capital purposes, which increased our liabilities and exposes us to greater risks.

We incurred $28,124,170 of indebtedness to finance the acquisition of eBaumsWorld.com by selling $23 million principal amount of Senior Secured Convertible Debentures and warrants to YA Global Investments, L.P. and $5,124,170 million principal amount of Junior Secured Convertible Debentures and warrants to other purchasers, including Eric Bauman, the founder of eBaum’s World, and Carl Page, our chief technology officer and a member of our board of directors. The terms of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures will contain certain restrictions including but not limited to the following:

•	we may not consummate any merger, reorganization or sale of all or substantially all of our assets;

•
we and our subsidiaries may not enter into, create, incur or assume any indebtedness of any kind that is senior in any respect to our obligations under the Senior Secured Convertible Debentures or the Junior Secured Convertible Debentures; and

•	we may not repay, repurchase or otherwise acquire shares of our common stock or other equity securities.

In addition, the Senior Secured Convertible Debentures, the Junior Secured Convertible Debentures and the related warrants issued in connection therewith contain certain anti-dilution protections that may discourage us from issuing shares of our common stock at a price per share below the conversion price of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures or the exercise price of the warrants. In the event that we issue shares of our common stock, except for certain excluded issuances, at a lower price than the conversion price of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures, the conversion price will be reduced to such lower price, and therefore, the number of shares issuable upon conversion of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures will increase proportionately. Similarly, in the event that we issue shares of our common stock, except for certain excluded issuances, at a lower price than the exercise price of the warrants issued in connection with the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures, the exercise price of such warrants will be reduced to such lower price and the number of shares issuable upon exercise of such warrants will increase proportionately. Any of the foregoing could result in substantial dilution to our stockholders, may limit our ability to raise additional capital through the issuance of debt or equity securities or enter into other transactions that would be advantageous to us, and could cause the price of our common stock to decline.

We may have insufficient cash to repay our obligations under the Senior Secured Convertible Debentures and/or the Junior Secured Convertible Debentures, which could have a material adverse effect on our ability to operate our business.

Under the terms of the Senior Secured Convertible Debentures issued to YA Global Investments, we will be required to pay interest at a rate of 7.5% per annum and to pay $638,889 of principal on the first day of each calendar month commencing on March 3, 2008, by converting such amount of principal and interest into shares of our common stock or by paying the monthly installment of principal plus a premium equal to 10% of the principal amount to be paid at our option. In addition, we will be required to pay accrued interest and approximately $142,338 of principal on the Junior Secured Convertible Debentures each month on the same terms, except that the initial monthly payment of principal and interest on the Junior Secured Convertible Debentures will commence on March 13, 2008. If we fail to satisfy certain equity conditions on an ongoing basis, then we may be forced to pay these monthly installments in cash. These equity conditions include, but are not limited to, the following:

•
there is an effective registration statement covering the resale of the shares of common stock issuable upon conversion of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures;

•	trading of our common stock on the Nasdaq Capital Market has not been suspended nor shall delisting or suspension by the Nasdaq Capital Market be pending or threatened; and

•	timely delivery of shares of our common stock upon conversion of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures.

If we do not meet these conditions, then we will be required to pay the monthly installment of principal plus a 10% premium in cash, which would most likely come out of our working capital. Since we rely on our working capital for our day-to-day operations, failure to satisfy the equity conditions could have a material adverse effect on our ability to continue operating our business and we may be forced to scale back our operations.

The number of shares of our common stock that we are required issue under the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures will depend in part on market prices for shares of our common stock, which could result in the issuance of a large number of shares of our common stock.

Under the terms of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures, we may make monthly payments of principal and interest in shares of our common stock at a conversion price equal to the lesser of (i) $1.90 per share or (ii) the price that shall equal 90% of the lowest volume weighted average price of our common stock during the 10 consecutive trading days immediately preceding the payment date. Therefore, the number of shares of common stock that we will be required to issue will depend on the market prices of our common stock for the 10 trading days prior to the payment date. To the extent that the lowest volume weighted average price of our common stock during the 10 consecutive trading days immediately preceding the payment date is less than $2.11 per share, the number of shares that we will be required to issue will be inversely proportional to such volume weighted average price. If the market price of our common stock declines during the 10 trading-day period, then we will be required to issue more shares of our common stock, which could lead to greater dilution of existing stockholders’ percentage of ownership and voting power and lead to declines in the price of our common stock.

The following table sets forth the approximate number of shares and percentage ownership that the investors would receive if they exercise all of their warrants and (i) they voluntarily convert their debentures or (ii) we elect to repay their debentures with shares of our common stock, assuming the lowest volume-weighted average price of our common stock at all relevant times is equal to each of $1.28, $0.80 and $0.50:

	Lowest VWAP	Conversion Price	Shares to be Issued upon Conversion of Debentures	Warrants	Total Shares	Percentage
Voluntary Conversion	any	$1.90	14,802,195	7,101,614	21,903,809	48.3%

Repayment	$ 0.50	$0.45	62,498,156	7,101,614	69,599,770	74.8%
with shares at	$ 0.80	$0.72	39,061,347	7,101,614	46,162,961	66.3%
our election	$ 1.28	$1.152	24,413,342	7,101,614	31,514,956	57.3%

If an event of default occurs under the Senior Secured Convertible Debentures and/or the Junior Secured Convertible Debentures it could result in a material adverse effect on our business, operating results and financial condition, or the loss of our assets as YA Global Investments will hold a first priority security interest, and the holders of the Junior Secured Convertible Debentures will have a subordinate security interest, in all of our assets and the assets of our subsidiaries.

Events of default under the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures include, but are not limited to, the following:

•	failure to pay principal, interest or other amounts, if any, when due;

•	any form of bankruptcy or insolvency proceeding instituted by or against us or any of our subsidiaries that is not dismissed in 61 days;

•	our inability to pay our debts as they come due;

•
a default occurring under any other debenture, mortgage, credit agreement, indenture or other instrument representing or securing indebtedness in an amount exceeding $250,000, other than certain excluded indebtedness, to which we or any of our subsidiaries are bound;

•	if our common stock is delisted from the Nasdaq Capital Market and we are not listed or quoted an another stock exchange or trading market within five days of such delisting;

•	if we or any of our subsidiaries is party to a change of control;

•
our failure to file or maintain the effectiveness of a registration statement covering the resale of the shares of common stock issuable upon conversion of the Senior Secured Convertible Debentures and/or the Junior Secured Convertible Debentures and the related warrants;

•	if we are unable to cure any failure to deliver shares of our common stock upon receipt of a conversion notice within 7 days of such conversion failure;

•	our failure to pay in cash certain liquidated damages resulting from a conversion failure; and

•
our failure to observe or perform any other covenant or agreement with the purchasers of the Senior Secured Convertible Debentures and/or the Junior Secured Convertible Debentures that is not cured within the time permitted by such covenant or agreement.

•
if our company or any of our senior executive officers or directors shall be, indicted, convicted or have a judgment entered against it (including in a settled action) for any intentional or willful violation of federal securities laws, including without limitation, in any administrative proceeding or Federal District Court action brought by the Securities Exchange Commission or criminal authorities.

If an event of default were to occur, payment of the entire principal amount could be accelerated and become immediately due and payable. The cash that we may be required to pay would most likely come out of our working capital, which may be insufficient to repay the obligation. In such event, we may lose some or all of our assets as YA Global Investments will have a first priority security interest, and the purchasers of the Junior Secured Convertible Debentures will have a subordinate security interest, in all of our assets and the assets of subsidiaries, including without limitation the assets associated with eBaumsWorld.com. We may also be required to file for bankruptcy, sell assets, or cease operations, any of which would put our company, our investors and the value of our common stock, at significant risk.

In addition, if an event default were to occur, the holders of both the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures may elect to convert the entire principal amount into shares of our common stock at a default conversion price, which may be at a significant discount to the market price of our common stock at the time of conversion. This could result in substantial dilution to our existing stockholders and may negatively impact the market price of our common stock.

Future sales of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock or the availability of a substantial number of such shares for sale could result in a decline of prevailing market price of our common stock and impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that we deem necessary or appropriate.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

We are exposed to risks associated with the internal controls of eBaum’s World.

Section 404 of the Sarbanes Oxley Act of 2002 will require us to conduct an annual management assessment of the effectiveness of our internal controls over financial reporting commencing with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, and to obtain a report by our independent auditors addressing these assessments commencing with our annual report on Form 10-KSB for the fiscal year ended December 31, 2008. There can be no assurance that our auditors will not identify one or more significant deficiencies or material weaknesses in our internal controls. If any such deficiencies or weaknesses are identified and we fail to remediate such deficiencies or weaknesses, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as “expects,” “plans” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, the effectiveness, profitability, and marketability of such products, the ability to protect proprietary information, the impact of current, pending, or future legislation on and regulation of the Internet, the impact of competitive products or pricing, technological changes, the effect of general economic and business conditions and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

We also use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.
USE OF PROCEEDS

We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus. We may, however, receive up to $15,429,510 aggregate gross proceeds from the exercise of the warrants to purchase certain of the shares of common stock offered hereby by the selling stockholders. Any proceeds we receive from the exercise of the warrants will be used for working capital and general corporate purposes.

SELLING STOCKHOLDERS

We are registering shares of common stock and shares of common stock issuable upon conversion of the Senior Secured Convertible Debentures, the Junior Secured Convertible Debentures and the shares of common stock issuable upon exercise of various warrants for resale by the selling stockholders. For additional information regarding the issuance of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures, see “Prospectus Summary” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except as otherwise noted, the selling stockholders have not had any material relationship with us within the past three years. Except as set forth below, to our knowledge, none of the selling stockholders is registered with or is an affiliate of a person or entity registered with the Financial Industry Regulatory Authority.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of our common stock or other securities, as of February 7, 2008, assuming conversion of all convertible securities and exercise of all warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

Because the conversion price of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures and the exercise price of the various warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus and further assumes that there is no adjustment to the conversion or exercise prices of the various convertible debentures or warrants.

Under the terms of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures and the various warrants, a selling stockholder may not convert the Senior Secured Convertible Debentures or the Junior Secured Convertible Debentures or exercise any warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion or exercise, which limitation may be waived by the selling stockholder upon 65 days prior written notice. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering		Maximum Number of Shares to be Sold Pursuant to this Prospectus		Number of Shares Beneficially Owned After Offering			Percentage Owned After Offering (1)

YA Global Investments, L.P.(2)	2,343,328	(3)	4,540,422	(4)	2,877,171	(3)		9.99%
Eric’s Universe, Inc.(5)	676,148	(5a )	550,846		3,336,253	(5b	)	11.58%
Eric Bauman	1,555,024	(6)	380,357	(7)	1,174,667			4.08%
Marc Medway	144,551	(8)	28,937	(9)	115,614			*
Eric Samuelson	423,418	(10)	77,884	(11)	345,534			1.20%
Steven S. Gittelman	115,899	(12)	24,068	(13)	91,831			*
Roberta Cristantiello	135,328	(14)	28,820	(15)	106,508			*
Nigel Brownlow	115,069	(16)	19,584	(17)	95,485			*
Alpine Engineering (18)	57,493	(19)	9,782	(20)	47,711			*
Michael Lee	57,493	(19)	9,782	(20)	47,711			*
Mohammed Hossain	48,743	(21)	9,782	(20)	38,961			*
Kenneth Hylbert	28,725	(22)	4,886	(23)	23,839			*
Mike Ruffer	57,467	(24)	9,776	(25)	47,692			*
Fred Smith	38,876	(26)	9,509	(27)	29,367			*
Steve McNair	38,876	(26)	9,509	(27)	29,367			*
Robert Baker	38,876	(26)	9,509	(27)	29,367			*
Greg and Ursula Pearson	38,876	(26)	9,509	(27)	29,367			*
Jan Burleson	38,876	(26)	9,509	(27)	29,367			*
Ajit Patel	38,876	(26)	9,509	(27)	29,367			*
Louis and Sheila Sauls	38,876	(26)	9,509	(27)	29,367			*
Gary Stanton	38,876	(26)	9,509	(27)	29,367			*
Joseph McGann	38,876	(26)	9,509	(27)	29,367			*
Jack Moore	38,876	(26)	9,509	(27)	29,367			*
Daniel Mansberg	38,876	(26)	9,509	(27)	29,367			*
Howard Winitsky	77,752	(28)	19,018	(29)	58,734			*
The Silve Group (30)	77,752	(28)	19,018	(29)	58,734			*
Daniel Goodman	77,752	(28)	19,018	(29)	58,734			*
David Goodman	77,752	(28)	19,018	(29)	58,734			*
William Houng Lee	77,752	(28)	19,018	(29)	58,734			*

*Represents less than 1%.

(1) Based on 28,800,512 shares outstanding following the offering, assuming that all shares of common stock that are offered in the offering have been sold.

(2) YA Global Investments, L.P. is a Cayman Island exempt limited partnership. YA Global Investments, L.P. is managed by Yorkville Advisors, LLC. Investment decisions for Yorkville Advisors are made by Mark Angelo, its portfolio manager.

(3) Represents 9.99% of the outstanding shares of our common stock at the relevant time. Such shares of common stock are issuable upon conversion of Senior Secured Convertible Debentures, in the initial principal amount of $23,000,000, which are convertible into shares of our common stock at a fixed conversion price of $1.90 per share at the holder’s option. However, we may not effect any conversion of the Senior Secured Convertible Debentures or any exercise of the related warrants that would result in the holder thereof owning in excess of 9.99% of our common stock, unless waived by the holder upon 65 days prior notice.

(4) Represents 4,540,422 shares of common stock issuable upon conversion of the Senior Secured Convertible Debentures.

(5) The natural control person of Eric’s Universe, Inc. (formerly known as eBaum’s World, Inc.) is Eric Bauman, its founder and president. Mr. Bauman has sole investment and voting control with respect to shares of our common stock owned by Eric’s Universe.

(5a) In connection with our acquisition of the business and assets of Eric’s Universe, we issued an aggregate of 3,877,099 shares of common stock to Eric’s Universe. Of such shares, 261,438 were released from escrow on October 15, 2007, and another 248,826 have been released from escrow in the first two of 23 scheduled monthly installments under our asset purchase agreement with eBaum’s World, and another 165,884 shares are scheduled to be released in the next 60 days. Eric’s Universe has neither voting nor dispositive power over the 3,366,835 shares that are being held in escrow, until the conditions for their release are met.

(5b) Assumes that all conditions to the release of the shares that are held in escrow pursuant to our asset purchase agreement with eBaum’s World have occurred, including among other things that Eric Bauman is continually employed by EBW Acquisition through October 31, 2010.

(6) Represents 1,052,632 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 263,158 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012 and 239,234 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(7) Represents 380,357 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(8) Represents 80,081 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 20,020 shares of common stock issuable upon exercise of $1.90 warrants expiring October 31, 2012, 26,250 shares of our common stock issuable upon exercise of $1.90 warrants expiring June 27, 2012 and 18,200 shares of common stock issuable upon exercise of $2.09 warrants expiring October 31, 2012.

(9) Represents 28,937 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(10) Represents 215,545 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 53,886 shares of common stock issuable upon exercise of $1.90 warrants expiring October 31, 2012, 105,000 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012, and 48,987 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2007.

(11) Represents 77,884 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(12) Represents 66,609 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 16,652 shares of common stock issuable upon exercise of $1.90 warrants expiring October 31, 2012, 17,500 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012 and 15,138 shares of common stock issuable upon exercise of $2.09 warrants.

(13) Represents 24,068 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(14) Represents 79,761 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 19,940 shares of common stock issuable upon exercise of $1.90 warrants expiring October 31, 2012, 17,500 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012, and 18,127 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2007.

(15) Represents 28,820 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(16) Represents 54,201 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 13,550 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, 35,000 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012, and 12,318 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2007.

(17) Represents 19,584 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(18) The natural control person of Alpine Engineering, is Marleen Smith, its managing partner. Ms. Smith has sole investment and voting control with respect to shares of our common stock owned by Alpine Engineering.

(19) Represents 27,072 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 6,768 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, 17,500 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012 and 6,153 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(20) Represents 9,782 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(21) Represents 27,072 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 6,768 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, 8,750 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012 and 6,153 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(22) Represents 13,522 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 3,380 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, 8,750 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012 and 3,073 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(23) Represents 4,886 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(24) Represents 27,054 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 6,764 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, 17,500 shares of common stock issuable upon exercise of $1.90 warrants expiring on June 27, 2012 and 6,149 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(25) Represents 9,776 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(26) Represents 26,316 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 6,579 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, and 5,981 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(27) Represents 9,509 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(28) Represents 52,632 shares of common stock issuable upon conversion of Junior Secured Convertible Debentures, 13,158 shares of common stock issuable upon exercise of $1.90 warrants expiring on October 31, 2012, and 11,962 shares of common stock issuable upon exercise of $2.09 warrants expiring on October 31, 2012.

(29) Represents 19,018 shares of common stock issuable upon conversion of the Junior Secured Convertible Debentures.

(30) The natural control person of The Silve Group is Ajay Anand. Mr. Anand has sole investment and voting control with respect to shares of our common stock owned by The Silve Group.

     We have made or expect to make the following payments to all holders of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures and to the Chicago Investment Group, as placement agent in connection with the sale of the Junior Secured Convertible Debentures, during the first year following the sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures:

Cash Commitment Fee	$1,150,000 (1)
Stock Commitment Fee	$1,965,200 (2)
Interest Payments	$1,938,031 (3)
Redemption Premium	$624,982 (4)
Placement Agent Fee	$176,892 (5)
Potential Registration Rights Liquidated Damages	$1,687,450 (6)
Total Possible Payments	$7,542,555 (7)

(1) Persuant to the Securities Purchase Agreement between us and YA Global Investments, dated of August 2, 2007, in order to compensate YA for fees charged by its Investment Manager for monitoring and managing their investment, on October 31, 2007, we paid YA Global Investments a cash commitment fee equal to 5% of the aggregate purchase price of the Senior Secured Convertible Debentures and related warrants.

(2) On October 31, 2007, we issued 680,000 shares of our common stock valued at approximately $1,965,200, based on the closing sale price of our common stock on the Nasdaq Capital Market of $2.89 per share on such date, to YA Global Investments as a commitment fee in connection with the sale of Senior Secured Convertible Debentures and related warrants.

(3) In the first year following the sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures, we will be required to pay $1,938,031 in interest payments to the holders representing 12 months of interest payments. The first five months of interest payments will be due and payable in March 2008. As set forth above, we may make interest payments on the convertible debentures in cash or in shares of our common stock, at our option. If and to the extent that we elect to make interest payments in shares of our common stock, although our cash interest payment will be reduced, the potential net proceeds from the sale of the convertible debentures will increase by such amount paid in stock. We are required to pay interest on the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures regardless of whether we elect to repay principal in shares of our common stock or in cash.

(4) We are required to repay $638,889 of principal per month commencing on March 3, 2008, under the Senior Secured Convertible Debentures and an aggregate of $142,338 of principal per month commencing on March 13, 2008, under the Junior Secured Convertible Debentures, in cash or in shares of common stock, at our option.  During the first year following the sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures we will make eight monthly repayments of principal commencing in March 2008 or approximately $6,249,816 in principal payments to the holders. If we elect to pay any part of the monthly payment of principal in cash, then we will be required to pay a redemption premium equal to 10% of the principal amount being paid in cash.  The 10% redemption premium is only payable if we elect to repay principal in cash, and we are not required to pay such 10% redemption premium on any portion of the principal that we repay in shares of our common stock. The aggregate redemption premium on $6,249,816 of principal that we will be required to repay during the first year following the sale of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures , assuming that we make such payments in cash, would equal approximately $624,982 (10% of $6,249,816 in principal that we must repay during the first year following the sale of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures) . If we elect to make monthly payments of principal in shares of our common stock, then the net proceeds from the sale of the convertible debentures will increase by such amount paid in stock.

(5) We paid the Chicago Investment Group, as placement agent in connection with the sale of the Junior Secured Convertible Debentures, a placement agent fee consisting of $73,500 and warrants to purchase 39,926 shares of our common stock at an exercise price of $1.90 per share. We determined using the Black-Scholes valuation method that the fair value of the warrants was approximately $103,392.

(6) In the event that we do not cause a registration statement covering the resale of the shares of common stock issuable upon conversion of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures and the shares of common stock issuable upon exercise of the related warrants to become effective by February 28, 2008, we may be required to pay liquidated damages of approximately $281,242 per month to the holders of such securities, up to a maximum of approximately $1,687,450 in liquidated damages (6% of the aggregate purchase price paid for the Senior Secured Convertible Debentures, Junior Secured Convertible Debentures and the related warrants of $28,124,170). The liquidated damages are payable in cash or, at our option and subject to certain conditions, in shares of our common stock valued at the ten-day volume weighted average price of our common stock.

(7) Assumes that all required payments of principal and interest during the first year following the sale of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures will be paid in cash.

The following table illustrates the net proceeds that we would receive after deducting the payments set forth above:

Gross Proceeds	$28,124,170
Total Possible Payments (1)	$7,542,555
Net Proceeds (1)	$20,581,615

(1) $1,965,200 of such total possible payments consists of the value of 680,000 shares of our common stock, based on the closing sale price of our common stock on October 31, 2007. Such stock payment did not consume any of our cash and, accordingly, the “net proceeds” in this table does not reflect the net change in our cash position as a result of this transaction.

We are required to repay principal under the Senior Secured Convertible Debenture and Junior Secured Convertible Debentures monthly, commencing on March 3, 2008, and March 13, 2008, respectively in cash or in shares of our common stock, at our option. If we elect to make such payment in shares of our common stock, on each monthly payment date, we will pay $638,889 of principal under the Senior Secured Convertible Debentures and $142,338 of principal under the Junior Secured Convertible Debentures by converting such amount into shares of our common stock at the lesser of (i) $1.90 per share or (ii) the price that shall equal 90% of the lowest volume-weighted average price of our common stock during the 10 consecutive trading days immediately preceding the payment date.

The following table illustrates (A) the total possible profit that all of the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures would have realized from a hypothetical monthly repayment of principal in shares of common stock if: (i) such repayment had occurred on October 31, 2007; and (ii) the holders could have sold the shares issued in such repayment at the closing price on October 31, 2007; and (B) the total possible profit that the holders would realize from all 32 monthly repayments of principal assuming the volume weighted average price and market price of our common stock are the same on each payment date:

	Principal Amount	Market Price	Lowest 10- Day VWAP	Conversion Price	Conversion Discount	Total Shares Issued	Total Possible Profit (1)

Monthly	$781,227	$2.89	$2.74	$1.90	$0.99	411,172	$407,060
Total	$28,124,170	$2.89	$2.74	$1.90	$0.99	14,802,195	$14,654,173

We note that whenever the lowest 10-day volume weighted average price is less than $2.11, if the price at which the holders are able to sell the shares they receive in connection with any monthly repayment of principal is equal to the lowest 10-day volume weighted average price, then the profit will be 11.11%. However, depending on the movement of the market, the “market price” may be greater than or less than the lowest 10-day volume weighted average price and, accordingly, the total possible profit from a monthly repayment could be more or less than 11.11% and, possibly, even negative. The following table illustrates the total possible profit all of the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures could realize from a hypothetical monthly repayment of principal in shares of common stock at a range of hypothetical market prices for our common stock:

	Principal Amount	Market Price	Lowest 10- Day VWAP	Conversion Price	Conversion Discount	Total Shares Issued	Total Possible Profit (1)

Monthly	$781,227	$1.00	$1.00	$0.90	$0.10	868,030	$86,803
Total	$28,124,170	$1.00	$1.00	$0.90	$0.10	31,249,078	$3,124,908

Monthly	$781,227	$1.28	$1.28	$1.152	$0.128	678,148	$86,803
Total	$28,124,170	$1.28	$1.28	$1.152	$0.128	24,413,342	$3,124,908

Monthly	$781,227	$2.10	$2.10	$1.89	$0.21	413,347	$86,803
Total	$28,124,170	$2.10	$2.10	$1.89	$0.21	14,880,513	$3,124,908

Monthly	$781,227	$2.50	$2.50	$1.90	$0.60	411,172	$246,703
Total	$28,124,170	$2.50	$2.50	$1.90	$0.60	14,802,195	$8,881,317

Monthly	$781,227	$4.00	$4.00	$1.90	$2.10	411,172	$863,461
Total	$28,124,170	$4.00	$4.00	$1.90	$2.10	14,802,195	$31,084,609

(1) Total possible profit is calculated by multiplying the conversion discount by the number of shares of common stock issued, which number of shares is equal to the quotient of the principal amount divided by the conversion price.

As part of the private placement in which we sold the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures, we also issued (i) warrants to purchase an aggregate of 3,719,892 shares of our common stock at an exercise price of $1.90 per share expiring on October 31, 2012, and (ii) warrants to purchase an aggregate of 3,381,722 shares of our common stock at an exercise price of $2.09 per share expiring on October 31, 2012, to the purchasers of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures and to the Chicago Investment Group which acted as a placement agent in connection with the sale of the Junior Secured Convertible Debentures. The following table illustrates the total possible profit that the holders of the warrants could realize based on the closing sale price of our common stock of $2.89 per share on October 31, 2007, their date of issuance:
	Shares	Aggregate Exercise Price	Market Price	Market Value of Shares Issued	Profit on Exercise

$1.90 Warrants Exp. 10/31/2012	3,719,892	$7,067,794	$2.89	$10,750,487	$3,682,693

$2.09 Warrants Exp. 10/31/2012	3,381,722	$7,067,798	$2.89	$9,773,176	$2,705,382

Total	7,101,614	$14,135,593	$2.89	$20,523,664	$6,388,071

The following tables show:

•	the gross proceeds to us from the sale of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures,

•	total payments made to the holders of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures,

•	the resulting net proceeds to us,

•
the total possible profit that the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures may realize upon conversion of such convertible debentures and the exercise of the related warrants and the resale of the shares of common stock so issued based on the closing sale price of our common stock on October 31, 2007;

•
the aggregate of the total payments made to the holders of the Senior Secured Convertible Debentures and the Junior Secured Convertible Debentures and the total possible profit that the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures may realize ,

•	such aggregate amount of total payments and total possible profits as a percentage of the net proceeds to us, and

•	such percentage annualized over the three year term the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures.

The first table provides this information assuming that we elect to make all payments of principal and interest on the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures in cash, (including the 10% premium imposed on any cash principal payments), in which case, there will be no possible profit on the resale of common shares, except pursuant to the warrants if and to the extent they are in-the-money from time to time.

The second table provides this same information assuming that we elect (and are eligible) to make these payments in shares of our common stock, given the market prices of our common stock on October 31, 2007, of $2.89 per share at all relevant times. We have assumed that market prices of our common stock will be uniform throughout the term of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures.

We currently plan to make repayments of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures in shares of our common stock, to the extent that we are eligible to do so, unless market forces and our cash requirements militate in favor of the cash redemption option. We note that the following two tables do not reflect our actual net cash proceeds from the offering. Rather, they treat the excess value of consideration that we may pay in the form of stock, based on the closing price of our common stock on October 31, 2007, over the cash paid to us for such stock as an expense of the offering.

Cash Payment with 10% Premium

Gross Proceeds	$28,124,170
Total Possible Payments	$11,543,935	(1)
Net Proceeds	$16,580,235
Total possible profit from resale of common stock	n/a	(2)
Aggregate consideration for extension of credit	$11,543,935
Consideration as percentage of Net Proceeds	69.6%
Annualized Percentage	23.2%

(1)   Consists of (i) cash and stock commitment fees of to YA Global Investments with an aggregate value of $3,115,200, (ii) $3,751,976 of interest payments over the term of all of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures, (iii) redemption premiums of $2,812,417, in the aggregate (10% of all principal payments), (iv) Potential maximum aggregate registration rights, related liquidated damages of $1,687,450, and (v) placement agent fees to the Chicago Investment Group having an aggregate cash value of $176,892.

(2)   If the Company elects to make all principal and interest payments in cash, then there will be no possible profits to the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures from the resale of common stock, except pursuant to the warrants if and to the extent they are in-the-money from time to time.

Repayment in Shares of Common Stock

	Market Price 10/31/2007 - $2.89 per share
Gross Proceeds	$28,124,170
Total Possible Payments	$8,731,518	(1)
Net Proceeds	$19,392,652
Total possible profit from resale of common stock	$14,654,173	(2)
Aggregate consideration for extension of credit	$23,385,691	(3)
Consideration as percentage of Net Proceeds	120.6%
Annualized Percentage	40.2%

(1)   Consists of (i) cash and stock commitment fees of to YA Global Investments with an aggregate value of $3,115,200, (ii) $3,751,976 of interest payments over the term of all of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures, (iii) potential maximum aggregate registration rights related liquidated damages of $1,687,450, and (iv) placement agent fees to the Chicago Investment Group having an aggregate cash value of $176,892.

(2) Consists of the total possible profit that the holders of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures may realize from the sale of common stock issued upon conversion of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures pursuant to monthly repayments of principal as a result of the conversion discount, assuming that the market price of our common stock is equal to $2.89, the market price of our common stock on October 31, 2007, at all relevant times throughout the entire term of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures.

(3) Consists of the sum of the total possible payments and the total possible profits from the resale of common stock. Does not include the $6,388,071 of possible profit that the purchasers of the Senior Secured Convertible Debentures and Junior Secured Convertible Debentures may realize from the sale of common stock issuable upon exercise of warrants issued in connection with such debentures, assuming that such purchasers can dispose of the shares of common stock issuable upon exercise of such warrants for $2.89 per share, which was the market price of our common stock on October 31, 2007.

The following table illustrates the number of shares of our common stock outstanding prior to the offering pursuant to the registration statement of which this prospectus is a part and the number of shares of our common stock that we registered for resale on behalf of the selling stockholders in prior registration statements and in the registration statement of which this prospectus is a part.

Shares of common stock outstanding prior to the offering	23,456,743
Shares registered for resale by selling stockholders or affiliates in prior registration statements.	0
Shares registered in prior registration statements that continue to be held by selling stockholders or affiliates.	0
Shares that have been sold in registered resale transactions by selling stockholders or affiliates.	0
Shares being registered on behalf of the selling stockholders in the registration statement of which this prospectus forms a part.	5,894,615

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act of 1933, as amended, or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

INCORPORATION BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed April 2, 2007;

•
Quarterly Reports on Form 10-QSB for the quarter ended March 31, 2007, filed May 15, 2007, and Amendment No. 1 thereto, filed January 28, 2008, for the quarter ended June 30, 2007, filed August 14, 2007; and for the quarter ended September 30, 2007, filed November 14, 2007.

•
Current Reports on Form 8-K, filed January 18, 2007; January 22, 2007; January 30, 2007; February 1, 2007; February 9, 2007, and Amendment No. 1 thereto, filed January 28, 2008; February 13, 2007; February 16, 2007; February 20, 2007; March 5, 2007; March 15, 2007; March 29, 2007, and Amendment No. 1 thereto, filed January 28, 2008, April 3, 2007; April 9, 2007; April 10, 2007; April 12, 2007; April 24, 2007; May 16, 2007; May 30, 2007; July 3, 2007; August 2, 2007; August 6, 2007; August 20, 2007; August 23, 2007; October 16, 2007; November 5, 2007; November 15, 2007; November 16, 2007; and December 20, 2007.

•	Proxy Statement for the 2007 Annual Meeting of our Stockholders filed on May 14, 2007; and Consent Solicitation Statement filed on October 18, 2007.

All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to the effectiveness of the registration statement, and prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: ZVUE Corporation, 612 Howard Street, Suite 600, San Francisco, California 94105, Attention: Tom Hillman. You may also call Tom Hillman at (415) 944-1240.

You may also read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filing are also available on the Securities and Exchange Commission’s website at www.sec.gov.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York. A partner with Haynes and Boone, LLP holds our securities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable.